

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

<u>Via E-Mail</u>

Ms. Lauren B. Peters
Chief Financial Officer
Foot Locker, Inc.
112 West 34th Street,
New York, NY 10120

> **Re:** **Foot Locker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2011**
> **Filed March 28, 2011**
> **Form 10-Q for the Fiscal Quarter Ended October 29, 2011**
> **Filed December 7, 2011**
> **File No. 1- 10299**

Dear Ms. Peters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13</u>

<u>Business Overview, page 13</u>

<u>Store Profile, page 13</u>

1. We note your disclosure of store openings and closings by store format in your Forms 10-K and 10-Q over the past few years. We further note in your second quarter 2011 earnings conference call transcript that the closings for the most part are in the United

States while the openings for the most part are in Europe. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23, as applicable, in determining whether the closed stores should be presented as discontinued operations. We note your assertion in your prior year Form 10-K that your store closings did not constitute discontinued operations and that you have not made that assessment in your current 10-K. In your response, also provide the geographic locations of the stores opened and closed during fiscal 2008 through October 29, 2011 and discuss how this was considered in arriving at your conclusion.

Overview of Consolidated Results, page 14

Non-GAAP Measures, page 15

2.   We note that to arrive at EBIT you adjust income (loss) from continuing operations before income taxes – reported for interest expense, net. Be advised that measures calculated differently than those described as EBIT in Exchange Act Release No. 47226 should not be characterized as "EBIT." Please confirm that you will distinguish the title of this measure from "EBIT" in the future. Refer to Question 103.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

3.   We note on page 16 the "after-tax amounts excluded" and "Canadian tax rate changes excluded" adjustments to arrive at income (loss) from continuing operations after-tax – adjusted. Please explain to us in sufficient detail how you determined the income tax effects to arrive at these non-GAAP adjustments. Also confirm to us that you will disclose how the tax effects were calculated in the future, and provide us with the text of your proposed future disclosure based on the information in your Form 10-K. Refer to Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

4.   We note on page 16 the "rent expense less depreciation on capitalized operating leases" and the "adjusted income tax expense" adjustments to arrive at adjusted return after taxes. Please provide us with a quantitative reconciliation from each of these non-GAAP measures to the most comparable measure calculated in accordance with U.S. GAAP. Also confirm to us that you will provide such reconciliations in future filings, pursuant to Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 22

5.   We note on page six that a substantial portion of your cash and investments is invested outside of the United States, and you retain a substantial portion of your cash in foreign jurisdictions for future reinvestment. Please advise us of the following:

     a. Tell us the total amount of cash and investments held in foreign jurisdictions as of January 29, 2011 and October 29, 2011 that would be subject to a significant tax effect upon their repatriation.

     b. Describe to us how you satisfy the cash needs of your domestic operations.

     c. Describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested (ASC 740-30-25-19). Include your consideration of the amount and percentage of cash and investments held in foreign jurisdictions in your response.

     d. With a view towards discussion and analysis in future filings and to the extent material, provide disclosure to illustrate that some cash and investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation. Also provide us with the text of your proposed future disclosure in your response.

Critical Accounting Policies, page 26

Impairment of Long-Lived Assets, Goodwill and Other Intangibles, page 27

6.   We note on page 16 of your October 29, 2011 Form 10-Q that the operating results of the CCS business continue to be disappointing. We further note that the Company has developed various merchandising initiatives intended to improve results for CCS during the holiday selling season; and that management will monitor the results of this format, which may include an analysis of the recoverability of its intangible assets. Please tell us how you define your reporting units (e.g., operating segments or components) for purposes of goodwill impairment testing under ASC 350-20-35. Also identify for us the reporting unit(s) that includes any CCS goodwill, and quantify the amount of such goodwill allocated to those reporting unit(s).

7.   To the extent that your CCS goodwill and intangible assets are at risk of impairment, please provide MD&A disclosure in future filings for investors to assess the probability and potential magnitude of future material impairment charges on your CCS goodwill and intangibles pursuant to Item 303(a)(3)(ii) of Regulation S-K. Also provide us with the text of your proposed future disclosure in your response. Alternatively, explain to us why you believe such disclosures are not required.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Sales and Operating Results, page 15

8.   We note that all references to comparable-store sales for a given period relate to sales of stores that are open at the period-end, that have been open for more than one year, and exclude the effect of foreign currency fluctuations. We further note on page 14 you remodeled or relocated 147 stores during the thirty-nine weeks ended October 29, 2011. Please describe to us in sufficient detail how you consider remodeled or relocated stores in your comparable-store sales results, and confirm to us that you will include such disclosure in future filings on Forms 10-K and 10-Q.

9.   We note in your third quarter 2011 earnings conference call transcript that traffic conversion, UPTs and average selling prices were all up; and that fresh inventories have allowed you to keep reducing your mark down rates in almost every division. We further note that you have been working carefully with your vendors to make sure price increases can be supported at retail by the customer. In future filings and, as applicable, please provide a narrative discussion of the extent to which increases in sales are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3548 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining